EXHIBIT G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

      SECURITIES AND EXCHANGE COMMISSION

      (Release No. 35-_____)

      Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

      May __, 2002

      Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

      Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by June __, 2002 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After June __, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

      COLUMBIA ENERGY GROUP, ET AL. (70-9371)

      Columbia Energy Group ("Columbia"), a registered holding company, whose principal business address is 801 East 86th Avenue, Merrillville, Indiana 46410-6272, and its wholly-owned non-utility subsidiary, Columbia Insurance Corporation, Ltd. ("CICL"), of the same address, have filed a post-effective amendment to their application/declaration in this proceeding pursuant to Sections 9(a) and 10 of the Act and Rule 54 thereunder. Columbia Energy is a direct wholly-owned subsidiary of NiSource Inc. ("NiSource"), which is also a registered holding company.


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      CICL is engaged in the business of reinsuring certain commercial insurance bought by Columbia, its subsidiaries and affiliates from commercial insurance companies. Originally, CICL was authorized to reinsure the predictable losses under automobile and general liability and "all-risk" property coverage, subject to certain limits.(1) In return for assuming this risk through reinsurance, CICL receives a portion of the premium paid to the primary commercial insurer. CICL retains only that portion of the risk assumed from the primary insurer that is relatively predictable based on a subsidiary's claim frequency and severity.
CICL reinsures the more volatile (i.e., less predictable) portion of the risk with other commercial insurers. CICL's status as an insurance company gives it direct access to the commercial reinsurance market. In 1999, CICL's authorization was expanded to cover other types of commercial insurance required by Columbia and its subsidiaries, including but not limited to directors and officers liability, employed lawyers legal liability, performance bonds, and various warranty programs offered to consumers, and to organize one or more direct or indirect subsidiaries to engage in the proposed reinsurance activities.(2) Since NiSource's acquisition of Columbia in late 2000, CICL has provided similar reinsurance services to NiSource and its subsidiaries.

      CICL is now seeking authority to underwrite such risks on a direct basis. By underwriting on a direct basis, NiSource companies would pay a premium directly to CICL and receive a policy outlining coverage and terms directly from CICL. CICL states that in cases where it agrees to underwrite the primary insurance coverage for any NiSource system company, it would retain a portion of the risk in the transaction and reinsure the balance in the commercial reinsurance market with highly rated reinsurance counterparties. There would be no additional loss exposure to CICL, since CICL would be acting only as a "front" company. Under the proposed structure, CICL would serve as a direct insurer and an administrative mechanism that permits companies in the NiSource system to access reinsurance markets that are traditionally only available to insurance companies and brokers. By acting as a direct underwriter and assuming the administrative function, CICL states that it can eliminate the "overhead" built in by traditional primary insurance companies - as much as 40% of the premium charged on primary risk insurance policies. CICL would also manage the processing of claims under this structure, retaining control and decreasing costs.

      CICL also proposes to underwrite on a direct basis corporate deductible or self-insured reimbursement risk, such as workers' compensation coverage. In

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      (1)     See The Columbia Gas System, Inc., Holding Co. Act Release No.
26596 (Oct. 25, 1996).

      (2) See Columbia Insurance Corporation, Ltd., Holding Co. Act Release No. 27051 (July 23, 1999).


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these transactions, the policy limits would be equal to the existing deductibles or self-insured retention limits of the NiSource system companies under traditional commercial insurance policies. CICL would assume and retain a significant percentage of the risk in these transaction but will look to the commercial reinsurance market for support if the terms and conditions are cost effective.

      Lastly, CICL proposes to provide what is referred to as controlled unrelated third-party business risk coverage in situations where providing such coverage would directly or indirectly benefit NiSource system companies. Specifically, CICL proposes to provide performance bonds and construction-related insurance (under a "wrap-up" insurance program) for contractors working on projects for NiSource system companies. A wrap-up insurance program provides contractors (general and subcontractors) with access to a comprehensive controlled insurance program as opposed to having each contractor obtain its own coverage and passing the cost thereof through to a NiSource system company.

      To the extent that CICL retains risk under these expanded coverages, it will increase its capitalization commensurate with any additional net underwritten premium in accordance with insurance regulations of CICL's domicile (Bermuda) and of any other relevant jurisdiction (e.g., Vermont, where CICL operates through a branch). Any risk that is retained by CICL will be consistent with current retentions. Reserves will be established by qualified actuaries and in accordance with domicile regulations.

      CICL states that the expansion of its authorized insurance activities will result in a significant reduction in "fronting" costs, give CICL improved access to the global reinsurance market, and enable it to protect NiSource system companies from risks associated with their businesses and support their business goals and objectives.


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